Exhibit 4

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby (i) agree to the joint filing with all other Reporting Persons (as such term is defined in the statement on Schedule 13D described below) of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Southwall Technologies Inc. and (ii) agree that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 17th day of October, 2011.

SOLUTIA INC.

By:	/s/ Paul J. Berra, III
Name: Paul J. Berra, III
Title: Senior Vice President, Legal and Governmental Affairs and General Counsel

BACKBONE ACQUISITION SUB, INC.

By:	/s/ D. John Srivisal
Name: D. John Srivisal
Title: Vice President